HOVNANIAN ENTERPRISES, INC.

Exhibit 12

Ratio of Earnings to Fixed Charges

(Dollars In Thousands)	Actual Year 10/05	Actual Year 10/04	Actual Year 10/03	Actual Year 10/02	Actual Year 10/01
Net Income (Loss)	471,847	348,681	257,380	137,696	63,686
Add:
Federal and State Inc Taxes	308,738	201,091	154,138	88,034	42,668
Interest Expensed Res & Comm	89,721	75,042	63,658	60,371	51,446
Interest Expensed Mtg & Fin Subs	5,801	2,765	2,487	2,337	3,180
Amort. of Bond Prepaid Exp.	2,012	10,999	2,978	2,119	976
Amort. of Bond Discount	715	571	514	441	367
Total Earnings	878,834	639,150	481,155	290,998	162,323
Fixed Charges:
Interest Incurred Res & Comm	102,930	87,674	66,332	57,406	47,272
Interest Incurred Mtg & Fin Subs	5,801	2,765	2,487	2,337	3,180
Amort. of Bond Prepaid Exp.	2,012	10,999	2,978	2,119	976
Amort. of Bond Discount	715	571	514	441	367
Total Fixed Charges	111,458	102,010	72,311	62,303	51,795
Ratio of Earnings to Fixed Charges	7.9	6.3	6.7	4.7	3.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(Dollars In Thousands)	Actual Year 10/05	Actual Year 10/04	Actual Year 10/03	Actual Year 10/02	Actual Year 10/01
Total Earnings	878,834	639,150	481,155	290,998	162,323
Total Fixed Charges	111,458	102,010	72,311	62,303	51,795
Preferred Stock Dividends	4,563	–	–	–	–
Combined Fixed Charges and Preferred Stock Dividends	116,021	102,010	72,311	62,303	51,795
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	7.6	6.3	6.7	4.7	3.1